Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Board of Directors Minutes

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (07/2014)

Date, Time and Location:

December 09, 2015, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

The undersigned Members of the Board of Directors, including participation by videoconference.

Decisions:

1.	The members of the Board of Directors were updated on the progress of Extrafarma’s expansion, the Company’s retail pharmacy business.

2.	The members of the Board of Directors approved the Company’s operational and investment plan for 2016.

3.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

4.	The members of the Board of Directors examined and approved, in accordance with Ultrapar’s Investment Approval

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 09th, 2015)

Policy, the proposal for investments in a logistics facility owned by Ipiranga, the Company’s fuel distribution business.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 09th, 2015)

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 09th, 2015)